Aurous Resources Inanda Greens Business Park, Block A, Wierda Gables, 54 Wierda Rd West, Wierda Valley Sandton, 2196, South Africa	Blyvoor Gold Resources Proprietary Limited Inanda Greens Business Park, Block A, Wierda Gables, 54 Wierda Rd West, Wierda Valley Sandton, 2196, South Africa	Blyvoor Gold Operations Proprietary Limited Inanda Greens Business Park, Block A, Wierda Gables, 54 Wierda Rd West, Wierda Valley Sandton, 2196, South Africa

Via EDGAR

Ms. Jenifer Gallagher

Mr. John Cannarella

Mr. John Coleman

Mr. Karl Hiller

Mr. Michael Purcell

Mr. Timothy Levenberg

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Acceleration Request

Requested Date: January 14, 2025

Requested Time: 4:00 P.M. New York City

Aurous Resources / Blyvoor Gold Resources Proprietary Limited /

Blyvoor Gold Operations Proprietary Limited

Registration Statement on Form F-4

Originally Filed July 24, 2024

File No. 333-280972

January 10, 2025

To the addressees set forth above:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Aurous Resources, Blyvoor Gold Resources Proprietary Limited and Blyvoor Gold Operations Proprietary Limited (the “Co- Registrants”) hereby request that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (New York City time) on January 14, 2025, or as soon as practicable thereafter.

In connection with this request, the Co-Registrants acknowledge their obligations under the Securities Act.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform David Dixter at +44 20.7615.3120 or ddixter@milbank.com and that such effectiveness also be confirmed in writing. The Co-Registrants hereby authorize David Dixter to orally modify or withdraw this request for acceleration.

Thank you for your assistance in this matter.

Sincerely,

/s/ Alan Smith	/s/ Alan Smith	/s/ Alan Smith
Alan Smith, as Director of Aurous Resources	Alan Smith, as Director of Blyvoor Gold Resources Proprietary Limited	Alan Smith, as Director of Blyvoor Gold Operations Proprietary Limited

cc:

Jonathan Lamb

Chief Executive Officer

Rigel Resource Acquisition Corp.

7 Bryant Park

1045 Avenue of the Americas, Floor 25

New York, NY 10018

Richard Floyd

Chief Executive Officer

Blyvoor Gold Resources (Proprietary) Ltd and Blyvoor Gold Operations (Proprietary) Ltd

Inanda Greens Business Park, Block A Wierda Gables

54 Wierda Rd West, Wierda Valley

Sandton, 2196

South Africa

David Dixter

Iliana Ongun

Milbank LLP

100 Liverpool Street

London, UK EC2M 2AT

Joshua G. DuClos

George J. Vlahakos

Zach Shub-Essig

John W. Stribling

Sidley Austin LLP

787 7th Avenue

New York, NY 10019